Taft Stettinius & Hollister LLP
425 Walnut Street Suite 1800
Cincinnati, OH 45202

May 14, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NW

Washington, DC 20549

Re:	Globalstar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A
Filed March 17, 2008
File No. 001-33117

Dear Mr. Spirgel:

On behalf of Globalstar, Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 29, 2008 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 31, 2008 (the “Proxy Statement”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K or the Proxy Statement.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.                                      We are currently processing your request for confidential treatment for Exhibits 10.24 and 10.25 to the Form 10-K.  Any comments we have on the confidential treatment request will follow under separate cover.

We are in receipt of the Staff’s letter dated April 28, 2008 noting that this request had not been reviewed and that the Staff “will grant the application.” The Company notes the Staff’s comment that the Commission has the right to reconsider its action in the future.

Item 1. Business, page 1

2.                                      We note your definition of the term “Thermo” as used throughout the filing.  In future filings, please supplement such definition to include disclosure regarding your management’s and directors’ affiliations with Thermo.

The Company has added disclosure regarding its management’s and directors’ affiliations with Thermo in Note 1 to the Unaudited Interim Consolidated Financial Statements contained in Item 1 of its Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on May 12, 2008 (the “Form 10-Q”) and will include corresponding language in other future filings as applicable.

S-Band Amplifier Degradation, page 21

3.                                      We note that based on a 2006 comprehensive review of your constellation by an expert third party, you concluded that “the constellation would continue to provide viable two-way communication services until the next generation satellites begin to be launched in 2009.”  However, your current degradation experience appears to indicate that “sometime in 2008 substantially all of (y)our in-orbit satellites launched prior to 2007 will cease to be able to support two-way communication services.”  In this regard,

•                                          In future filings, please identify the expert third party who prepared the 2006 comprehensive review of your constellation and additionally, the outside experts that you consulted to implement innovative methods to help extend the life of your constellation.  While you are not required to make reference to any expert third-party, if you do you should also disclose the name of the expert.  If you decide not to reference any expert third-party in future filings, you should provide disclosures that explain the underlying assumptions and conditions in which your constellation could operate through 2009.  Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to the comprehensive review in future filings.

•                                          Notwithstanding your recent disclosure that sometime in 2008 in-orbit satellites launched prior to 2007 will cease to be able to support two-way communication services, tell us in detail why it would be appropriate to assume a remaining life of 27 months for the in-orbit satellites per your disclosure on page 64.  Also, tell us if you performed an impairment test for these assets and if not, why.

Based upon the findings of the comprehensive review of its constellation in early 2006 by a third party expert, the Company concluded that, although there was risk, with the addition of the eight spare satellites in 2007, the constellation would continue to provide commercially viable two-way communication services until the second-generation satellites begin to be launched in 2009. However, based on data from satellite operations collected after the Company’s initial public offering, the Company concluded in February 2007 that the degradation affecting two-way services was occurring at a faster rate than previously experienced and anticipated. Consequently, the Company believed that by the end of 2008 none of its satellites launched prior to 2007 would be able to support two-way communication services. The Company determined that useful life of the constellation would expire on December 31, 2008. Including the three months of the fourth quarter of 2006 (since its last reporting period was September 30, 2006), the Company determined the remaining useful life of the constellation to be 27 months. The Company recognized depreciation expense based upon this new remaining useful life in its financials beginning in the fourth quarter of 2006. The remaining useful life of the constellation at December 31, 2007 was 12 months. The net book value of the Company’s first-generation constellation at December 31, 2007 was approximately $0.9 million. The degradation of the satellites described above does not affect the Company’s one-way communication or “Simplex” services. The Company believes that its current satellite constellation, including the spare satellites launched in 2007, should be able to support the Company’s Simplex operations through the launch of its second-generation satellites, which is anticipated to begin as early as the third quarter of 2009. The Company performed an impairment test for the constellation assets as a part of preparing its financial statements for the 2007 annual reporting period.

In future filings, the Company will remove references to the third party who prepared the 2006 comprehensive review and assisted with ways to extend the life of its constellation and will add disclosure explaining the underlying assumptions and conditions with respect to the remaining life of the first-generation constellation.

Pension Obligations, page 61

4.                                      We note that you utilized the services of a third party to perform your actuarial calculations.  While you are not required to make reference to a third party, if you do you should also disclose the name of the expert.  If you decide not to reference the third party in future filings, you should provide disclosures that explain the method and assumptions used by you to determine the calculations.  Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to the comprehensive review in future filings.

In future filings, the Company will remove references to the third party provider of actuarial calculations and will provide the requested disclosures to the extent they have not been included previously.

Service Revenue, page 63

5.                                      We note that your subscriber base grew 8% to approximately 284,000 during the year ended December 31, 2007.  Please tell us and also disclose the following in future filings:

•                                          How the increase in your subscribers affected your subscriber equipment revenue.  In this regard, it is unclear to us why you attribute decrease in equipment sales to concerns over your two-way communication, and not to pricing and number of units sold to new subscribers.

Sales of the Company’s equipment are related directly to its subscriber growth. The Company’s subscriber growth rate dropped significantly in 2007. The Company believes this was the result of issues related to the performance of its satellites and consequently it sold less equipment in 2007 than in 2006. The pricing of its equipment did not change materially in 2007 from 2006. As disclosed in the Company’s filings, it added net 21,000 subscribers in 2007 compared to 67,000 in 2006. The growth in the Company’s new subscribers decreased significantly in 2007 compared to 2006. The additions to the subscribers during 2007 have been primarily from the Company’s Simplex business. The Company does not sell Simplex equipment to the end-users directly. The end-users typically purchase the Simplex equipment from the Company’s value added resellers.  Therefore, increasing Simplex subscribers generally does not increase equipment revenue.

•                                          How you obtained new subscribers, considering that you incurred lower dealer commissions as a consequence of lower sales per your disclosure on page 64.

The Company obtains new subscribers in a variety of different ways and through various different sales channels. For example, Simplex subscribers generally are acquired through the Company’s value added reseller channel. However, only its direct retail subscribers (these are the subscribers that the Company acquires in territories in which it owns and operates gateways) are subject to dealer commissions. Therefore, as a result of acquiring fewer direct retail subscribers in 2007, the Company paid out less in dealer commissions.

•                                          What portion of your subscriber base consists of retail subscribers? We note that you attribute the decline in service revenue to a lower ARPU but disclose only retail ARPU on page 47.  Additionally, please enhance your ARPU footnote disclosures to identify the nature of subscribers included in the denominator.

In 2007 approximately 40 percent of the Company’s subscribers were retail subscribers; however these customers generated a majority of its service revenue. Therefore, any decline in the Company’s retail ARPU has a profound effect on its recurring revenue. The Company has added disclosure regarding the make-up of its subscriber base and ARPU disclosures to the Unaudited Interim Consolidated Financial Statements contained in Item 2 of its Form 10-Q and will include corresponding language in other future filings as applicable.

Inventory, page 87

6.                                      Please tell us why it is appropriate to present the write-down of inventory as a separate line item in the consolidated statements of income (loss) instead of including it in cost of services.  Refer to your basis in the accounting literature.

The write-down of the inventory in 2007 represented a significant and unusual impairment charge of the Company’s first generation phone and accessory inventory. Due to the significant and unusual nature of this charge, the Company presented it as a separate line item in its consolidated statements of income (loss) instead of including it in cost of equipment. This presentation was in accordance with the provisions of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins,” Chapter 4, Par 14. The nature of this write-down and the Company’s approach in making its assessment of the write-down was disclosed under Note 2 of the Company’s Consolidated Financial Statements included in the Form 10-K.

Contractual Obligations, page 76

7.                                      Tell us whether you have adequate liquidity and capital to meet your operating requirements within the next twelve months and what those sources would be.  As disclosed in the table presented herein, you have significant cash obligations within 12 months of your 2007 balance sheet date.  However, we note that you had already drawn the maximum amount from your credit facilities as of January 1, 2008 and that you had operating losses and negative cash flows from operations during your most recent fiscal year.  In this regard, we note that you issued $135 million in Convertible Senior Notes in April 2008.

At the filling date of the Form 10-K, the Company believed that it had sufficient liquidity to fund its obligations for the next 12 months. At the filing date, the Company had access to an additional $100 million term loan through its credit agreement and had approximately $37 million of cash on its balance sheet.  In addition, it had approximately $80 million in an escrow account earmarked for capital expenditures under its contract with Thales Alenia Space for the construction of its second-generation satellites. Since the filing date, the Company has completed a $150 million convertible senior notes offering.

The Company believes that it will generate sufficient incremental cash from the sales of its Simplex products and services, including its new SPOT satellite messenger product and service, and through reduction in its working capital requirements through the sale of its inventory and short term assets to fund its requirements not funded by the sources described above.

Revenue Recognition and Deferred Revenues. page 89

8.                                      Please refer to the third paragraph.  Tell us the nature of the customer credits and the basis in the accounting literature for your accounting.

The Company grants credits to customers against their service fees and recognizes the credits as a reduction against service revenue over the corresponding customer service plan period.

The Company recognizes revenue based upon the customer’s service plan period and accrues anticipated credits. Revenue for monthly service plans is recognized on a monthly basis and credits granted are recognized as a reduction to revenue in the same period. Revenue for annual service plans is recognized ratably over the annual service plan period. The Company recognizes credits ratably over the same annual service plan period. First, the Company records an adjustment to the cumulative revenue recognized to date as an offset to revenue in the approved period as if the credit was granted at the beginning of the earning period. Second, the Company books the balance of the credit to deferred revenue to ratably record revenue (consistent with revenues already earned) for the remainder of the earning period.

Summary of Significant Accounting Policies, page 90

9.                                      Citing the pertinent accounting literature, tell us your basis for including the option year revenues and increasing the customer term to reflect the optional year in connection with recognition of revenues under the Unlimited Loyalty plan.

The Company considers the favorable pricing offered during the option year of the Unlimited Loyalty plan to be a bargain to the pricing offered in 2007 and 2008 and expects the customers to utilize the favorable pricing offered during the bonus year. By analogy to the provisions of Staff Accounting Bulletin 104 (“SAB 104”), page 46, Footnote 39, the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from payment of up-front fee. In the case of the Unlimited Loyalty plan, the up-front fee is analogous to the higher monthly fees paid in

2007 and 2008 and the subsequent renewals in 2009, 2010 and 2011 are priced at a bargain. At December 31, 2007, the amount of deferred revenue associated with the optional year of the Unlimited Loyalty Plan was approximately $0.1 million.

Item 9A(b). Changes in internal control over financial reporting, page 120

10.                               We note your disclosure that “there were no changes in [y]our internal control over financial reporting that occurred during the period covered by this Report.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report).  Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

The Company confirms that there were no changes in its internal control over financial reporting that occurred during the fourth fiscal quarter in 2007 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.  The Company will provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Exhibits

11.                               We note that Amendment No. 2 to Schedule 13G filed on February 14, 2008 references a Third Amended and Restated Irrevocable Standby Stock Purchase Agreement executed August 25, 2006.  The Form 10-K only references a Second Amended and Restated Agreement.  Please revise to include.

The reference to a Third Amended and Restated Irrevocable Standby Stock Purchase Agreement in the Schedule 13G Amendment was a typographical error.  The Second Amended and Restated Standby Stock Purchase Agreement currently on file with the Commission is the most current agreement.  Also, please note that the Company and Thermo Funding Company LLC have performed in full all of their obligations under this agreement.

Proxy Statement

Compensation Discussion and Analysis, page 18

12.                               We note that you have not disclosed the basis for the awards of restricted stock and restricted stock units granted to the Named Executive Officers pursuant to the 2006 Equity Incentive Plan, including any performance objectives used in the determination of such awards.  In the future, identify any individual or company performance objectives used in determining such awards.

Please see page 19 of the Proxy Statement, which describes only awards to the Named Executive Officers currently outstanding under the 2006 Equity Incentive Plan.  These awards include restricted stock awards which are subject to time-based vesting.  No performance objectives apply to awards made to the Named Executive Officers.  In future filings, the Company will identify any individual or company performance objectives used in determining performance-based awards to the extent that the information must be included in accordance with Item 402(b) of Regulation S-K or any subsequent rule.

13.                               In future filings if not all your named executive officers participate in your equity incentive plans, explain why.

The Company will include this information in future filings, if applicable.

14.                               Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers.  In this regard, in future filings, please disclose why Mr. Monroe does not receive a salary and does not participate in any of the company’s incentive compensation plans.  Confirm that Mr. Monroe is not paid by a salary or any other form of compensation by Thermo for work performed for the Company.

The Company will include the requested disclosure in future filings. The Company confirms that Mr. Monroe is not paid a salary or any other form of compensation by Thermo for work performed for the Company. Please note the disclosure on page 28 of the Proxy Statement regarding the contribution to capital attributed to expenses incurred by Thermo on the Company’s behalf and for services provided to the Company by officers of Thermo.

***********************************************

The Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 357-9670, or, in my absence, Bridget Hoffman at (513) 357-9363, with any questions you may have.

Sincerely yours,

Gerald S. Greenberg